Exhibit 4.95

Execution Version

29 May 2017

(1)	Melco LottVentures Holdings Limited

(2)	500.com Limited

(3)	Melco International Development Limited

SALE AND PURCHASE AGREEMENT

relating to ordinary shares in MelcoLot Limited

THIS SALE AND PURCHASE AGREEMENT is made on 29 May 2017

Between

(1)	Melco LottVentures Holdings Limited, a company incorporated in the British Virgin Islands with a business address at Room 3701, 37/F., the Centrium, 60 Wyndham Street, Central, Hong Kong (the Vendor);

(2)	500.com Limited, a company incorporated in the Cayman Islands with a business address at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, China and having its shares listed and traded on the New York Stock Exchange (the Purchaser); and

(3)	Melco International Development Limited, a company incorporated in Hong Kong with a business address at 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and having its shares listed and traded on The Stock Exchange of Hong Kong Limited (the Guarantor).

Whereas

(A)	The Company is a company incorporated with limited liability in the Cayman Islands having its shares listed on the Growth Enterprise Market of the Stock Exchange. As at the date of this Agreement, the issued share capital of the Company is 3,145,656,900 Shares.

(B)	The Vendor is the beneficial owner of the Sale Shares, representing approximately 40.65% of the issued share capital of the Company.

(C)	The Vendor has agreed to sell, and the Purchaser has agreed to buy, the Sale Shares upon the terms and subject to the conditions set forth in this Agreement.

(D)	The Guarantor indirectly owns 100% of the issued share capital of the Vendor. The Guarantor has agreed to guarantee the obligations of the Vendor under this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	Interpretation

1.1	In this Agreement (including the recitals) unless specifically provided otherwise or the context otherwise requires, the following expressions shall have the following meanings:

2002 Share Option Scheme means the share option scheme adopted by the Company on 20 April 2002;

2012 Share Option Scheme means the share option scheme adopted by the Company on 18 May 2012;

Accounts means the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as at the Last Accounts Date, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended the Last Accounts Date, and the notes thereto, as set out in the annual report of the Company for the year ended on the Last Accounts Date, as published on the website of the Stock Exchange;

Affiliate means any holding company or subsidiary of a Party and any subsidiary of any such holding company;

Agreement means this sale and purchase agreement (as it may be amended or varied from time to time by an agreement in writing duly executed by the Parties);

BTI means Beijing Huancai Information Technology Ltd. (北京環彩信息技術有限公 司) (formerly known as Beijing Telenet Information Technology Ltd. (北京電信達信 息技術有限公司), a company incorporated in the PRC and a member of the Group;

BTI Receivable means the accounts receivable by BTI from its customers at the relevant time;

Business Day means any day (excluding Saturdays and Sundays) on which banks generally are open for business in Hong Kong;

Cash and Cash Equivalents means the total cash and cash equivalents (including structured notes, fixed deposits, cash and bank balances) held by the Group;

CCASS means Central Clearing and Settlement System established and operated by HKSCC;

Closing means completion of the obligations of the Parties under this Agreement pursuant to clause 3;

Closing Date means 6 June 2017 unless the conditions set forth in clause 3.1 or 3.2 have not been satisfied (or waived by the Purchaser under clause 3.4 or by the Vendor under clause 3.5, as the case may be) on or before that date, in which event the Closing Date shall be any other date as mutually agreed by the Parties in writing.

Company means MelcoLot Limited, a company incorporated with limited liability in the Cayman Islands and having its shares listed on the Growth Enterprise Market of the Stock Exchange;

Confidential Information has the meaning given to it in clause 11.1;

Consideration means the amount payable in respect of the Sale Shares as set forth in clause 2.2;

Despatch Date means the date on which the Offer Document is despatched to the shareholders of the Company;

Deposit means the deposit in the amount of US$2,000,000 paid by the Purchaser to the Vendor on 30 March 2017;

Due Diligence Bundle means the agreed bundle of documents initialled by or on behalf of the Parties for the purpose of identification containing the written information furnished or made available by or on behalf of the Vendor to the Purchaser or its professional advisers for the purpose of the Purchaser’s due diligence investigation in respect of the Group;

First Closing Date of the Offers means the first date on which the Offers are closed for acceptances (disregarding any extensions of the Offers);

Group means the Company and its subsidiaries, and member of the Group shall be construed accordingly and for the avoidance of doubt, member(s) of the Group shall include the Company;

GEM Listing Rules means the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange;

HK$ means Hong Kong Dollars, the lawful currency of Hong Kong;

HKSCC means the Hong Kong Securities Clearing Company Limited;

Hong Kong means the Hong Kong Special Administrative Region of the People’s Republic of China;

IP Licence Deed has the meaning given to it in clause 7.3;

Last Accounts Date means 31 December 2016;

Liabilities means consolidated liabilities of the Group (including both actual and contingent liabilities), determined in accordance with the accounting standards, principles, policies and practices (with consistent classifications, judgments, valuation and estimation techniques) that were used in the preparation of the Accounts which, for the avoidance of doubt, shall exclude (1) the amount of any Permitted Payments made by the Group from the date of this Agreement up to Closing; (2) the amount of the Retention Bonus; and (3) any cost of termination payable by the Group had the employment of any individual employed by the Group as at the date of this Agreement been terminated as of the date of this Agreement;

Liens means liens, charges and encumbrances, claims, options, third party rights and adverse rights of any description, or agreement or commitment to give or create any of the foregoing;

Listing Rules means the Rules Governing the Listing of Securities on the Stock Exchange;

Longstop Date means 6 June 2017 (or such later date as the Parties may agree in writing);

Losses, in respect of any matter, event or circumstance, means losses, liabilities, damages, interest, penalties, judgment awards or settlement payments of any nature or kind suffered or incurred as a result of the relevant matter, event or circumstance, and costs and expenses incurred as result of the relevant matter, event or circumstance (including, without limitation, reasonable legal fees);

Management Accounts means the unaudited consolidated statement of financial position of the Group as at 30 April 2017 and the unaudited consolidated statement of profit or loss and other comprehensive income of the Group for the period from 1 January 2017 to 30 April 2017;

Melco Intellectual Property means the Melco Name and the logo representing the Melco Name and any other intellectual property rights granted by the Guarantor or any of its Affiliates to the Group under the IP Licence Deed or otherwise;

Melco Name means the English word “Melco” (whether in capital case, small case or a combination of both) and the Chinese word “新濠”;

MOU means the Memorandum of Understanding dated 29 March 2017 entered into between the Parties (as amended by a supplemental MOU dated 8 May 2017 and a second supplemental MOU dated 26 May 2017 entered into between the Parties) in respect of the sale and purchase of the Sale Shares;

Offers means the Share Offer and the Option Offer;

Offer Document means the offer document to be issued in relation to the Offers (or as the case may be, the composite offer document containing the offeror document and the offeree board circular);

Office License means the license granted by Melco Services Limited to the Company in connection with the occupation and use of office area designated as 37/F, The Centrium, 60 Wyndham Street, Central, Hong Kong by a letter dated 8 March 2016;

Office License Termination Deed means the termination deed, in the agreed form initialled by or on behalf of the Parties for the purpose of identification, a copy of which is to be delivered on Closing by the Vendor pursuant to paragraph 1(g) of Part A of Schedule 1, terminating the Office License;

Options means the outstanding options granted by the Company pursuant to the 2002 Share Option Scheme and the 2012 Share Option Scheme;

Option Offer means that the possible conditional mandatory cash offer to be made by CCB International Capital Limited on behalf of the Purchaser for the cancellation of the Options in accordance with the Takeovers Code;

Parties means the named parties to this Agreement and their respective successors and permitted assigns and Party means each one of them;

Permitted Payments has the meaning given to it in clause 6.1;

PRC means the People’s Republic of China, excluding (for the purpose of this Agreement) the Hong Kong Special Administrative Region, Taiwan and the Macau Special Administrative Region;

Public Release has the meaning given to it in clause 10.1;

Purchaser Warranties means the representations and warranties of the Purchaser set forth in clause 5.1 and Purchaser Warranty shall be construed accordingly;

Retention Bonus means an amount of HK$800,000 payable to employees of the Group as a retention bonus in accordance with clause 7.9;

Retention Bonus Allocation List means the agreed list initialled by or on behalf of the Parties for the purpose of identification containing the information relating to the allocation of the Retention Bonus;

Sale Shares means 1,278,714,329 Shares to be sold by the Vendor pursuant to clause 2.1;

Services Agreement means services agreement dated 1 April 2017 entered into between Melco Services Limited and the Company;

Services Termination Deed means the termination deed, in the agreed form initialled by or on behalf of the Parties for the purpose of identification, a copy of which is to be delivered on Closing by the Vendor pursuant to paragraph 1(e) of Part A of Schedule 1, terminating the Services Agreement;

Shares means the ordinary shares in the Company and Share means each one of them; Share Offer means the possible conditional mandatory cash offer to be made by CCB International Capital Limited on behalf of the Purchaser in accordance with the Takeovers Code;

SFC means the Securities and Futures Commission of Hong Kong;

Stock Exchange means The Stock Exchange of Hong Kong Limited;

Supplemental IP Licence Deed means the supplemental deed to the IP Licence Deed, in the agreed form initialled by or on behalf of the Parties for the purpose of identification, to be entered into between the Guarantor and the Company at Closing;

Taxation and Tax mean all forms of taxation whether of Hong Kong or elsewhere in the world whenever imposed and all statutory, governmental, state, provincial, local governmental or municipal impositions, duties and levies and all penalties, charges, costs and interests relating thereto;

Takeovers Code means the Hong Kong Code on Takeovers and Mergers;

Vendor Warranties means the representations and warranties of the Vendor set forth in clause 4.1 and Schedule 3 and Vendor Warranty shall be construed accordingly; and

US$ means United States Dollars, the lawful currency of the United States of America. 1.2 In this Agreement, unless the context otherwise requires, references to recitals, clauses and the schedules are to recitals to, clauses of and the schedules to this Agreement.

1.3	In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa; words importing a gender include every gender and references to persons include bodies corporate and unincorporated.

1.4	In this Agreement, unless the context otherwise requires, headings are for convenience only and shall not affect the construction of this Agreement.

2.	Sale and Purchase of Sale Shares

Sale Shares

2.1	The Vendor agrees to sell, and the Purchaser agrees to purchase, the Sale Shares, free and clear of all Liens and together with all rights attaching to them at the date of this Agreement and at Closing, including the right to receive all dividends and other distributions declared, made or paid on the Sale Shares at any time on or after the date of this Agreement and up to Closing, on the terms and subject to the conditions set forth in this Agreement.

Consideration

2.2	The Consideration for the sale and purchase of the Sale Shares is HK$322,236,010.91, being HK$0.252 per Sale Share.

Deposit

2.3	Pursuant to the MOU, the Purchaser paid the Deposit to the Vendor on 30 March 2017.

2.4	If Closing occurs, the Deposit, together with all interest (if any) accrued on it, shall be applied on Closing towards payment of the Consideration and shall constitute payment of that part of the Consideration equal to the amount of the Deposit and the interest (if any) accrued on the Deposit. For the purpose of calculating the amount of the Consideration paid by the application of the Deposit and interest (if any) accrued on it, as aforesaid, the Deposit and such interest shall be deemed converted into Hong Kong Dollars at an agreed rate of exchange of US$1=HK$7.75.

2.5	If the Purchaser terminates this Agreement pursuant to clause 9.1(b), the Deposit (together with all interest (if any) accrued on it) shall be refunded to the Purchaser by the Vendor within five (5) Business Days after the receipt by the Vendor of the written notice of termination given by the Purchaser under clause 9.1(b).

2.6	If the Vendor terminates this Agreement pursuant to clause 9.1(c) or this Agreement terminates pursuant to clause 9.2, the Vendor shall retain the Deposit (together with all interest (if any) accrued on it) for the Vendor’s benefit absolutely, free from all Liens, and the Purchaser shall have no further rights or claims in respect of the Deposit (or the interest (if any) accrued on the Deposit) or the return of the Deposit (or any such interest).

No Set-off

2.7	All payments to be made by the Purchaser under this Agreement shall be made in full without any set-off, deduction or withholding for or on account of any Taxation unless the Purchaser shall pay to the Vendor such increased amount as will result, after the set-off, deduction or withholding of the relevant Tax, in the receipt by the Vendor of a net amount equal to the full amount which would otherwise have been received by it had no such set-off, deduction or withholding for or on account of Taxation been made.

3.	CLOSING

Conditions

3.1	The obligation of the Purchaser to complete the sale and purchase of the Sale Shares is conditional upon:

(a)	there not having come to the attention of the Purchaser at any time prior to Closing (i) any material breach of, or any event rendering untrue, incorrect, misleading or breached in any material respect, any of the Vendor Warranties which are not qualified by materiality, or (ii) any breach of, or any event rendering untrue, incorrect, misleading or breached, any of the Vendor Warranties which are qualified by materiality, or (iii) any material breach of, or failure to perform, any of the other obligations of the Vendor under this Agreement which are required to be performed at or before Closing; and

(b)	(i) the current listing of the Shares not having been withdrawn, (ii) the Shares continuing to be traded on the Stock Exchange prior to Closing (save for (1) any temporary suspension for no longer than seven (7) consecutive trading days or such other period as the Purchaser may agree in writing and/or (2) any temporary suspension in connection with the transaction contemplated under this Agreement (regardless of the period of that suspension) and (iii) neither the Stock Exchange nor the SFC having indicated before Closing that it will object to such continued listing for reasons related to or arising from the transaction contemplated under this Agreement for any reason other than a reason relating to the Purchaser, its Affiliates or the directors, officers or employees of any of them (an objection for a reason relating to the Purchaser, its Affiliates or the directors, officers or employees of any of them shall not amount to a failure to fulfil this condition).

3.2	The obligation of the Vendor to complete the sale and purchase of the Sale Shares is conditional upon there not having come to the attention of the Vendor at any time prior to Closing (i) any material breach of, or any event rendering untrue, incorrect, misleading or breached in any material respect, any of the Purchaser Warranties which are not qualified by materiality, or (ii) any breach of, or any event rendering untrue, incorrect, misleading or breached, any of the Purchaser Warranties which are qualified by materiality, or (iii) any material breach of, or failure to perform, any of the other obligations of the Purchaser under this Agreement which are required to be performed at or before Closing.

3.3	The Vendor shall exercise its reasonable efforts to cause the respective conditions set forth in clause 3.1 to be satisfied (save to the extent that satisfaction of any such conditions requires any action on the part of the Purchaser), as soon as practicable and in any event before the Longstop Date, and shall promptly notify the Purchaser if it becomes aware that any condition has been satisfied or has become incapable of being satisfied before the Longstop Date. Without prejudice to the foregoing, each Party agrees that all requests and enquiries from the Stock Exchange which relate to the satisfaction of any of the conditions set forth in clause 3.1 shall be dealt with by the relevant Party in consultation with the other Parties.

3.4	The Purchaser may waive any or all of the conditions set out in clause 3.1 in whole or in part (and whether conditionally or unconditionally) at any time by written notice to the Vendor.

3.5	The Vendor may waive any or all of the conditions set out in clause 3.2 in whole or in part (and whether conditionally or unconditionally) at any time by written notice to the Purchaser.

Closing

3.6	Closing of the sale and purchase of the Sale Shares shall take place at 10:00 a.m. on the Closing Date at the office of the Vendor’s solicitors, Gibson, Dunn & Crutcher, at 32/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong (or at such other time and/or venue as may be agreed in writing between the Parties).

3.7	At Closing, the Vendor shall comply with its obligations set forth in Part A of Schedule 1 and the Purchaser shall comply with its obligations set forth in Part B of Schedule 1.

Clear title on delivery

3.8	The Vendor shall procure that all Sale Shares delivered on the Closing Date in accordance with the provisions of this Agreement shall comply in all respects with clause 2.1.

4.	Representations, Warranties and Undertakings of the Vendor

Representations and warranties

4.1	In consideration of the Purchaser entering into this Agreement and agreeing to perform its obligations hereunder, the Vendor represents and warrants to the Purchaser as set forth below and in Schedule 3, and acknowledges that the Purchaser is entering into this Agreement in reliance on the Vendor Warranties:

(a)	the Vendor has been duly incorporated and is validly existing under the laws of the jurisdiction of its place of incorporation;

(b)	the Guarantor has been duly incorporated and is validly existing under the laws of the jurisdiction of its place of incorporation;

(c)	the Vendor has full right, power and authority to execute and deliver this Agreement, and to perform its obligations hereunder, and this Agreement constitutes the Vendor’s valid and legally binding obligations, enforceable against the Vendor in accordance with the terms of this Agreement;

(d)	the Guarantor has full right, power and authority to execute and deliver this Agreement, and to perform its obligations hereunder, and this Agreement constitutes the Guarantor’s valid and legally binding obligations, enforceable against the Guarantor in accordance with the terms of this Agreement;

(e)	the execution and delivery of, and the performance by the Vendor of the Vendor’s obligations under, this Agreement do not and will not result in a breach or constitute a default under any agreement or instrument to which the Vendor is a party or by which the Vendor is bound, or any order, judgment, decree or other restriction applicable to the Vendor;

(f)	the execution and delivery of, and the performance by the Guarantor of the Guarantor’s obligations under, this Agreement do not and will not result in a breach or constitute a default under any agreement or instrument to which the Guarantor is a party or by which the Guarantor is bound, or any order, judgment, decree or other restriction applicable to the Guarantor;

(g)	the Vendor is the sole beneficial owner of the Sale Shares and is entitled to sell and transfer the Sale Shares and pass the full legal and beneficial ownership thereof to the Purchaser on the terms of this Agreement with all rights attaching or accruing to the Sale Shares on or after the Closing Date. The Sale Shares are fully paid up and are free from any Lien and the Company has not exercised any Lien over any of the Sale Shares;

(h)	no regulatory consent or approval is required by the Vendor or the Guarantor for the sale of the Sale Shares under this Agreement;

(i)	there is no order of any governmental authority or court of competent jurisdiction outstanding or pending, or any enacted or proposed legislation, applicable to the Vendor or the Guarantor which would prohibit or interfere with, or be breached by, the sale of the Sale Shares by the Vendor under this Agreement or by the performance by the Guarantor of its obligations under this Agreement;

(j)	as at 31 March 2017, the respective amounts of the Cash and Cash Equivalents, BTI Receivable and Liabilities were as set forth in Schedule 4;

(k)	on Closing, “A” minus “B” will be not less than HK$386,000,000, where:

“A” is the aggregate of (1) the Cash and Cash Equivalents on Closing and (2) the BTI Receivable on Closing; and

“B” is the aggregate of (1) the Liabilities on Closing, (2) the amount of any Permitted Payments made by the Group from the date of this Agreement up to Closing, and (3) the Retention Bonus;

(l)	the amount of the Cash and Cash Equivalents as at Closing is not less than HK$411,000,000;

(m)	the amount of the Liabilities as at Closing do not exceed HK$24,000,000; and (n) the representations and warranties set forth in Schedule 3 to this Agreement are true, accurate and not misleading.

Repetition

4.2	The Vendor Warranties (other than the Vendor Warranty in clause 4.1(j) which is given only as at 31 March 2017) shall be deemed to be repeated by the Vendor on Closing with reference to the facts then subsisting and shall remain in full force and effect notwithstanding Closing. The Vendor undertakes and agrees that up to and until Closing it will forthwith notify the Purchaser if at any time anything has occurred which would or would be likely to render untrue, incorrect, misleading or breached any of the Vendor Warranties when deemed to be repeated on Closing.

Limitation of Liability

4.3	The liability of the Vendor in respect of the Vendor Warranties, as deemed repeated pursuant to clause 4.2, shall be limited in the circumstances and to the extent set out in Schedule 2.

Undertaking in relation to reporting and payment obligations of taxes

4.4	The Vendor shall comply with all the Vendor’s reporting and payment obligations in respect of taxes payable by the Vendor in connection with the transaction contemplated by this Agreement as required by all applicable laws and regulations, including, to the extent applicable, the reporting obligations provided in the Public Notice No. 7 issued by the State Administration of Taxation of PRC on 3 February 2015.

Indemnity

4.5	The Vendor agrees to indemnify the Purchaser against all Losses arising from any breach by the Vendor of the Vendor Warranty in clause 4.1(k), 4.1(l) and 4.1(m), provided that the Purchaser shall only be entitled to recover once in respect of any Losses arising from a breach of any or all of those Vendor Warranties from the same circumstances and double (or multiple) recovery shall not be permitted.

5.	Representations and Warranties of the Purchaser

Representations and warranties

5.1	The Purchaser hereby represents and warrants to the Vendor that:

(a)	the Purchaser has been duly incorporated and is validly existing under the laws of the jurisdiction of its place of incorporation;

(b)	the Purchaser has full right, power and authority to execute and deliver this Agreement, and to perform its obligations under this Agreement, and this Agreement constitutes its valid and legally binding obligations, enforceable against it in accordance with the terms of this Agreement;

(c)	the execution and delivery of, and the performance by the Purchaser of its obligations under, this Agreement do not and will not result in a breach or constitute a default under any agreement or instrument to which the Purchaser is a party or by which it is bound, or any order, judgment, decree or other restriction applicable to the Purchaser;

(d)	the Purchaser and its ultimate holding company are not “connected persons” (as defined in the Listing Rules) of the Guarantor; and

(e)	the Purchaser has in its possession or under its control, in one or more bank accounts located outside mainland China, an amount of freely available unrestricted cash sufficient to pay the balance of the Consideration payable on Closing, after taking into account the application of the Deposit and interest (if any) accrued thereon in part payment of the Consideration in accordance with clause 2.4.

Repetition

5.2	The Purchaser Warranties shall be deemed to be repeated by the Purchaser on Closing with reference to the facts then subsisting and shall remain in full force and effect notwithstanding Closing. The Purchaser undertakes and agrees that up to and until Closing it will forthwith notify the Vendor if at any time anything has occurred which would or would be likely to render untrue, incorrect, misleading or breached any of the Purchaser Warranties when deemed to be repeated on Closing.

6.	Conduct of Business Prior to Closing

6.1	From the date of this Agreement up to Closing, the Vendor shall exercise its rights and powers in respect of the Company to procure (so far as the Vendor is able to do so by the exercise of those rights and powers) that, except as expressly required or contemplated by this Agreement, the business of the Group shall be conducted in the normal course, consistent with the past practice of the Group and payments not in the normal course consistent with the past practice of the Group shall not exceed HK$5,800,000 in aggregate (payments not in the normal course consistent with the past practice of the Group which do not exceed such aggregate amount shall not be prohibited by, or constitute a breach of, this clause 6.1 and are referred to in this Agreement as “Permitted Payments”).

6.2	Without prejudice to and notwithstanding clause 6.1, the Vendor undertakes that except as expressly required or contemplated by this Agreement, it shall from the date of this Agreement up to Closing exercise its rights and powers in respect of the Company to procure (so far as the Vendor is able to do so by the exercise of those rights and powers) that the Group (or, in the case of (c) below, the Company) shall not carry out any of the following actions and no resolution of the board of directors of each member of the Group or of its general meeting shall be passed to carry out the same unless the written consent of the Purchaser (not to be unreasonably withheld or delayed) is obtained:

(a)	borrow or raise money from banks, financial institutions and any other third parties;

(b)	save for the Services Termination Deed referred to in paragraph 1(e) of Part A of Schedule 1, the Supplemental IP Licence Deed referred to in clause 7.4 and paragraph 1(f) of Part A of Schedule 1 and the Office License Termination Deed referred to in paragraph 1(g) of Part A of Schedule 1, enter into or amend any material contract or other material transaction or capital commitment or undertake any material contingent liability, in each case, other than in the ordinary course of its business;

(c)	save for the termination of the Services Agreement pursuant to the Services Termination Deed, as referred to in paragraph 1(e) of Part A of Schedule 1, the termination of the Office License pursuant to the Office License Termination Deed referred to in paragraph 1(g) of Part A of Schedule 1, and the amendments to the IP Licence Deed pursuant to the Supplemental IP Licence Deed as referred to in clause 7.4 and paragraph 1(f) of Part A of Schedule 1, terminate any material agreement or waive any right of a material nature;

(d)	declare, pay or make any dividends or other distributions in respect of the Shares of the Company;

(e)	create or permit to arise any mortgage, charge, lien, pledge, other form of security or encumbrance or equity of whatsoever nature, whether similar to the foregoing or not, on or in respect of any part of its undertaking, property or assets other than liens arising by operation of law in amounts which are not material in its ordinary and usual course of business and/or other than as contemplated under this Agreement;

(f)	except for the appointments of new directors and company secretary designated by the Purchaser, as referred to in Part A of Schedule 1 and the appointment of the chief financial officer as referred to in clause 6.3, appoint any new directors or employ any senior employees, officers, company secretary or attorney;

(g)	dispose of or agree to dispose of or acquire or agree to acquire any material asset other than in the ordinary course of its business (Permitted Payments made by the Group from the date of this Agreement up to Closing are not restricted by this sub-clause (g));

(h)	compromise, settle, release, discharge or compound any material civil, criminal, arbitration or other proceedings or any material liability, claim, action, demand or dispute or waive any right in relation to any of the foregoing;

(i)	release, compromise or write off any material amount recorded in the books of account of the relevant member of the Group as owing by any debtors of such member of the Group;

(j)	terminate or allow to lapse any insurance policy of any member of the Group now in effect (excluding any insurance policy of the Guarantor’s group which will cease to apply to the Group following Closing);

(k)	issue or agree to issue any shares, warrants or other securities or loan capital or grant or agree to grant any option over or right to acquire or convertible into any share or loan capital in each member of the Group or otherwise take any action which might result in the Company reducing its interest in any member of the Group (excluding the Company itself);

(l)	purchase or redeem any shares in the Group or provide financial assistance for any such purchase;

(m)	make any advances or other credits to any third party or give any guarantee, indemnity, surety or security in favour of any third party, except for trade credits provided in the ordinary course of business;

(n)	propose or pass any shareholders' resolution at any general meeting which is a special business and not in connection with this Agreement or transactions contemplated hereunder or incidental hereto, save for the proposal of and the passing of any shareholders’ resolution regarding the ordinary business at any of their respective annual general meeting;

(o)	employ or engage any staff or personnel (other than the chief financial officer to be appointed on Closing as referred to in clause 6.3) or enter into or amend any service agreements with directors or officers or senior employees to increase the remuneration which would be payable thereunder during the period after Closing;

(p)	employ or engage any adviser or consultant (including for the purpose of the Offers) without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed); and

(q)	do, allow or procure any act or permit any omission which would constitute a breach of any of the Vendor Warranties.

6.3	The Vendor shall procure that, if and to the extent permitted by the Takeovers Code and the SFC, a resolution shall be passed by the board of directors of the Company on Closing (1) appointing a candidate nominated by the Purchaser as the chief financial officer of the Company with effect from Closing and (2) including a scope of authority for the chief financial officer stating that all material matters including but not limited to matters involving expenditure or value exceeding HK$100,000 must be approved by such chief financial officer from Closing.

6.4	At the request of the Purchaser, the Vendor shall exercise its rights and powers in respect of the Company to use its reasonable efforts (so far as the Vendor is able to do so by the exercise of those rights and powers) to assist with the Group’s endeavours to have BTI, a member of the Group, enter into, within 3 months after Closing, a supply agreement with Beijing Intradak System Technology Co., Ltd. (北京英特達系統技術有限公司), for a contract period of not less than one year, on terms to the satisfaction of the Purchaser (acting reasonably).

7.	Acknowledgement and Undertakings

Takeovers Code

7.1	The Purchaser acknowledges that Closing of the sale and purchase of the Sale Shares will require the Purchaser to make a mandatory general offer under the Takeovers Code for all the remaining shares in the Company not owned by the Purchaser and persons acting in concert with the Purchaser.

7.2	The Purchaser undertakes to the Vendor that the Purchaser will comply with all the relevant requirements of the Takeovers Code applicable to the Purchaser in respect of the sale and purchase of the Sale Shares under this Agreement.

Intellectual property rights

7.3	The Guarantor as licensor and the Company as licensee have entered into a deed of licence dated 20 November 2013 (the “IP Licence Deed”), pursuant to which the Guarantor has granted to the Company, at nil consideration, a revocable, non-transferable and non-exclusive licence to use the Melco Intellectual Property specified in the IP Licence Deed in connection with the business of the Company. The IP Licence Deed provides that it will automatically terminate if the Guarantor ceases to have more than a 35% beneficial interest in the Company.

7.4	On Closing, the Guarantor and the Company shall enter into the Supplemental IP Licence Deed, pursuant to which the Group is allowed to use the Melco Intellectual Property specified in the IP Licence Deed on the terms of the IP Licence Deed, as amended by the Supplemental IP Licence Deed, on substantially the same terms as the IP Licence Deed, for a transitional period of 4 months after Closing.

7.5	As soon as practicable after Closing, and in any event within 4 months of the Closing Date, the Purchaser shall cause the Company and all relevant members of the Group to (i) obtain all necessary approvals and file all documentation necessary at the relevant government authority to change its and their respective names and company logos to remove any reference to the Melco Name; (ii) complete the deregistration of the Hong Kong trade mark with number 301043694 registered under the name of Rising Move International Limited, a wholly owned subsidiary of the Company; and (iii) cease use of the websites hosted on the relevant internet domain names which contain the Melco Name. In the event that the Company and/or the relevant members of the Group breach this clause 7.5, the Guarantor and/or any of its Affiliates (other than the Group) shall be entitled to specific performance of this clause 7.5 and to injunctive relief against further violations, as well as any other remedies at law or in equity available to the Guarantor and/or any such Affiliate.

7.6	During the transitional period referred to in clause 7.4 above, the Purchaser shall procure that all members of the Group shall, as promptly as practicable and in any event by the end of the transitional period, cease to use (i) any advertising and promotional materials and (ii) any signage, decals, stationery, business cards, business forms and other similar items used in the business of the Group, in each case that embody or contain anywhere thereon any of the Melco Intellectual Property. After the expiry of the transitional period referred to in clause 7.4 above, the Purchaser must procure that all members of the Group shall not use any Melco Intellectual Property in connection with their respective services or otherwise in the conduct of their respective businesses.

7.7	Upon the expiry of the transitional period referred to in clause 7.4 above, the licence granted under the IP Licence Deed, as amended by the Supplemental IP Licence Deed, to use the Melco Intellectual Property specified therein shall immediately cease and terminate.

7.8	Except as otherwise expressly provided in this clause 7, neither the Purchaser nor the Company nor any members of the Group shall (i) have any rights in or to any of the Melco Intellectual Property or (ii) contest the use, ownership, validity or enforceability of any rights of the Guarantor (or any Affiliate of the Guarantor) in or to any of the Melco Intellectual Property.

Retention Bonus

7.9	The Retention Bonus shall be paid by the Group to the employees of the Group as specified in Retention Bonus Allocation List, in the respective amounts set forth opposite their respective names in Retention Bonus Allocation List, not earlier than 6 months after Closing but not later than 9 months after Closing (provided that the relevant person remains an employee of the Group at that time), except that such payment to Mr. Ko Chun Fung, Henry shall be made on his last day of employment with the Group, and the Purchaser shall procure that the Group makes such payments, failing which the Purchaser shall itself make such payments. The Purchaser consents to the payments of the Retention Bonus to be made pursuant to this clause 7.9 and to the allocation of the Retention Bonus in the Retention Bonus Allocation List.

Resignation of Chief Executive Officer and Human Resources Head

7.10	The Purchaser acknowledges and agrees and the Vendor shall procure that the Chief Executive Officer of the Company, Mr. Ko Chun Fung Henry, will give notice of the termination of his service agreement with the Group on Closing, such notice to expire 6 months after Closing in accordance with the terms of Mr. Ko’s service agreement and the Senior Manager, Human Resources and Administration of the Group, Ms. Chan Siu Wai Kathy, will cease to be employed by the Group on or before Closing.

8.	Guarantor’s Guarantee and Indemnity

8.1	The Guarantor unconditionally and irrevocably guarantees to the Purchaser the due and punctual performance by the Vendor of the Vendor’s obligations under this Agreement.

8.2	As a separate undertaking, the Guarantor unconditionally and irrevocably indemnifies the Purchaser against all Losses arising from any breach by the Vendor of the Vendor’s obligations under this Agreement.

8.3	The Guarantor waives any right it has of first requiring the Purchaser to commence proceedings or enforce any other right against the Vendor before claiming under the Guarantor’s guarantee and indemnity under this clause 8.

8.4	The guarantee and indemnity under this clause 8 is a continuing guarantee and indemnity and is not discharged by any one payment (other than a payment of the full amount due).

8.5	The Guarantor’s liability under its guarantee and indemnity under this clause 8 is not affected by anything which might otherwise affect it at law or in equity, including one or more of the following:

(a)	the Purchaser granting time or other indulgence to the Vendor, compounding or compromising with the Vendor or releasing the Vendor in any way;

(b)	acquiescence, delay, acts, omissions or mistakes on the part of the Purchaser;

(c)	any novation of a right of the Purchaser;

(d)	any variation of this Agreement or any agreement entered into in performance of this Agreement; or

(e)	the invalidity or unenforceability of an obligation or liability of the Vendor.

9.	Termination

Termination by the Parties

9.1	This Agreement may only be terminated prior to Closing:

(a)	by the mutual written consent of the Parties;

(b)	by the Purchaser by written notice to the Vendor and the Guarantor if there has been a breach of the Vendor Warranties, or an event rendering the Vendor Warranties untrue, incorrect, misleading or breached, or any material breach of, or failure to perform, any of the other obligations of the Vendor under this Agreement which are required to be performed at or before Closing, that would give rise to the failure of either of the conditions specified in clause 3.1 or a material failure to satisfy the Vendor’s obligations at Closing as specified in clause 3.6 and Part A of Schedule 1 and, in each case, such breach, inaccuracy or failure is incapable of being cured by the Longstop Date or, if capable of being so cured, has not been cured by the Vendor within five Business Days of the Vendor’s receipt of written notice of such material breach, inaccuracy or failure from the Purchaser; or

(c)	by the Vendor by written notice to the Purchaser and the Guarantor if there has been a breach of the Purchaser Warranties, or an event rendering the Purchaser Warranties untrue, incorrect, misleading or breached, or any material breach of, or failure to perform, any of the other obligations of the Purchaser under this Agreement which are required to be performed at or before Closing, that would give rise to the failure of either of the conditions specified in clause 3.2 or a material failure to satisfy the Purchaser’s obligations at Closing as specified in clause 3.6 and Part B of Schedule 1 and, in each case, such breach, inaccuracy or failure is incapable of being cured by the Longstop Date or, if capable of being so cured, has not been cured by the Purchaser within five Business Days of the Purchaser’s receipt of written notice of such material breach, inaccuracy or failure from the Vendor.

Termination if Closing does not occur by Longstop Date

9.2	Unless otherwise agreed by the Parties, this Agreement shall terminate at 11:59 p.m., Hong Kong time, on the Longstop Date if Closing has not occurred prior to that time.

No Other Termination Rights

9.3	This Agreement may only be terminated pursuant to clause 9.1 or terminate pursuant to clause 9.2. Any and all other rights of termination and/or rescission arising under applicable law are hereby expressly excluded.

Effect of Termination

9.4	If this Agreement terminates under clause 9.2 or is terminated pursuant to clause 9.1, it will immediately cease to have any further force and effect except for:

(a)	any provision of this Agreement that expressly or by implication is intended to come into or continue in force on or after termination of this Agreement (including clause 1 (Interpretation), clauses 2.5 and 2.6 relating to the Deposit, clause 9 (Termination), clause 10 (Announcements), clause 12 (Costs and Expenses), clause 13 (Notices), clause 14 (Governing Law and Jurisdiction), clause 15 (Process Agent) and clause 16 (General Provisions) (inclusive)), each of which shall remain in full force and effect; and

(b)	any rights, remedies, obligations and liabilities of the Parties that have accrued up to the date of termination, including in respect of any breach of this Agreement occurring prior to such termination.

10.	Announcements

10.1	Subject to clause 10.2, no announcement, communication or circular (Public Release) concerning the existence or the subject matter of this Agreement or any ancillary matter shall be made or issued by any Party or its Affiliates without the prior written approval of the other Parties (such approval not to be unreasonably withheld or delayed).

10.2	Clause 10.1 shall not affect any Public Release concerning the existence or the subject matter of this Agreement to the extent required by:

(a)	any order of any court of competent jurisdiction or any regulatory, judicial, governmental or similar body or taxation authority of competent jurisdiction;

(b)	the Takeovers Code and/or any requests or requirements of the SFC;

(c)	the rules of any listing authority or stock exchange on which a Party’s (or its Affiliates’) shares are listed; or

(d)	the laws or regulations of any country to which a Party’s (or its Affiliates’) affairs are subject,

in which case the disclosing Party (and/or its relevant Affiliates) shall, prior to making or issuing such Public Release:

(i)	to the extent permitted by law and insofar as is reasonably practicable, first give notice to the other Parties of its intention to make such Public Release; and

(ii)	take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such Public Release with the other Parties.

11.	Implementation and Status of MOU

11.1	This Agreement is entered into to implement the MOU.

11.2	Paragraphs 1 (Parties) to 9 (Conduct of Business Prior to Closing) (inclusive), paragraph 11 (Guarantee) and paragraph 12 (General) of the MOU are hereby terminated with effect from the date of this Agreement and are superseded and replaced by the provisions of this Agreement, but without prejudice to any claim for breach of the obligations of the Vendor under paragraph 9 (Conduct of Business Prior to Closing) of the MOU occurring prior to such termination.

11.3	Subject to and conditional upon Closing occurring under this Agreement, paragraphs 10 (Confidentiality) and 13 (Governing Law and Jurisdiction) of the MOU shall terminate upon Closing.

12.	Costs and Expenses

12.1	Subject to clauses 12.2 and 12.3, each Party shall bear its own costs and expenses respectively incurred by it in connection with the transaction contemplated by this Agreement.

12.2	The Vendor will pay all Hong Kong seller’s ad valorem stamp duty, seller’s fixed duty on the instruments of transfer, seller’s Stock Exchange trading fee and seller’s SFC transaction levy as may be payable by the seller in respect of the sale of the Sale Shares to be sold by the Vendor to the Purchaser.

12.3	The Purchaser will pay all Hong Kong buyer’s ad valorem stamp duty, buyer’s fixed duty on the instruments of transfer, buyer’s Stock Exchange trading fee, buyer’s SFC transaction levy and brokerage commission as may be payable by the buyer in respect of the purchase of the Sale Shares. Such amounts do not form part of the Consideration.

13.	Notices

13.1	Any notice or other communication to be given by one Party to other Parties under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the Party giving it. It shall be served by sending it by fax to the number set out in clause 13.2, or delivering it by hand, or sending it by pre-paid recorded delivery or registered post, to the address set out in clause 13.2 and in each case marked for the attention of the relevant Party set out in clause 13.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 13). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, upon confirmation of transmission;

(c)	in the case of prepaid recorded delivery or registered post, at 10:00 a.m. on the second Business Day following the date of posting,

provided that in each case where delivery by hand or by fax occurs after 6:00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9:00 a.m. on the next following Business Day.

References to time in this clause are to Hong Kong time.

13.2	The addresses and fax numbers of the Parties for the purposes of clause 13.1 are as follows:

Vendor:	Melco LottVentures Holdings Limited
38th Floor, The Centrium
60 Wyndham Street
Hong Kong

Fax:	(852) 3162 3579
Attention:	Company Secretary

Purchaser:	500.com Limited
500.com Building
Shenxianling Sports Center
Longgang District
Shenzhen
People’s Republic of China

Tel:	+86 755 89452254
Fax:	+86 755 83796070
Attention:	Mr. Zhengming Pan

Guarantor:	Melco International Development Limited
38th Floor, The Centrium
60 Wyndham Street
Hong Kong

Fax:	(852) 3162 3579
Attention:	Company Secretary

13.3	A Party may notify the other Parties of a change to its name, relevant addressee, address and/or fax number for the purposes of this clause 13, provided that such notice shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the fifth Business Day after the date on which the notice has been given.

13.4	All notices under or in connection with this Agreement shall be in the English language.

14.	Governing Law and Jurisdiction

14.1	This Agreement and the relationship between the Parties shall be governed by and interpreted in accordance with Hong Kong law.

14.2	The courts of Hong Kong are (subject to clause 14.4 below) to have exclusive jurisdiction to settle any dispute (including claims for set off and counter claims) which may arise in connection with the creation, validity, effect, interpretation, or performance of, or the legal relationships established by, this Agreement or otherwise arising in connection with this Agreement and for such purposes irrevocably submit to the jurisdiction of the Hong Kong courts.

14.3	The Parties irrevocably waive any objections to the jurisdiction of the courts of Hong Kong.

14.4	Each Party irrevocably agrees that a judgment or order of the courts of Hong Kong in connection with this Agreement may be enforced against it in the courts of any other jurisdiction.

15.	Process Agent

15.1	The Vendor hereby irrevocably appoints the Guarantor of 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong as the Vendor’s agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong as regards any proceeding, claim, dispute or matter arising out of or relating to this Agreement or any document to be executed pursuant to this Agreement. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Vendor).

15.2	The Purchaser hereby irrevocably appoints 500WAN HK Limited of Room 2001-2002, 20/F China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as the Purchaser’s agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong as regards any proceeding, claim, dispute or matter arising out of or relating to this Agreement or any document to be executed pursuant to this Agreement. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Vendor).

15.3	If for any reason the process agent of the Vendor or the Purchaser ceases to be able to act as agent or no longer has an address in Hong Kong, the Vendor or the Purchaser (as the case may be) shall forthwith appoint a substitute process agent and notify each of the other Parties thereof and deliver to the other Parties the new process agent’s name, address and fax number; PROVIDED that until a Party receives such notification it shall be entitled to treat the agent named above as the process agent of the Vendor or the Purchaser (as the case may be) for the purposes of this clause 15.

16.	General Provisions

16.1	This Agreement and the documents referred herein constitutes the entire agreement and understanding between the Parties in connection with the transactions contemplated by this Agreement. Subject to clause 11.3, this Agreement supersedes all previous agreements or understandings between the Parties relating to such transactions. No Party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement.

16.2	This Agreement may be executed in any number of counterparts and by the Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

16.3	No variation of this Agreement (or of any documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the Parties to it. The expression variation shall include any variation, supplement, deletion or replacement however effected.

16.4	Each of the Parties agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other Parties may consider to be reasonably necessary, whether on or after Closing, to implement and/or give effect to this Agreement and the transaction contemplated by it.

16.5	If any provision of this Agreement is held to be invalid, illegal or unenforceable, then such provision shall (so far as it is invalid, illegal or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. The Parties shall then use all reasonable endeavours to replace the invalid, illegal or unenforceable provision with a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid, illegal or unenforceable provision.

16.6	No failure or delay by any Party in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

16.7	Any Affiliate of the Guarantor which owns, or has any interest in, any Melco Intellectual Property shall be entitled to enforce the provisions of clauses 7.3 to 7.8 (inclusive) against the Purchaser. Subject to that, no person (other than the Parties to this Agreement) who is given any rights or benefits under this Agreement shall be entitled to enforce those rights or benefits against any Party under the Contracts (Rights of Third Parties) Ordinance.

16.8	No Party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this Agreement without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon, and inure to the benefit of the successors and permitted assigns of the Parties.

Schedule 1

Closing

Part A – Actions to be taken by the Vendor

1.	On Closing, the Vendor shall procure the delivery to the Purchaser of:

(a)	a certified true copy of the resolutions of the directors of the Vendor authorising the execution by the Vendor of this Agreement and any document to be delivered by the Vendor at or prior to Closing;

(b)	(i) if the Sale Shares are held in certificated form, the original duly executed instruments of transfers in favour of the Purchaser (or its nominees) of all the Sale Shares, together with the share certificates representing the Sale Shares (or an express indemnity in a form reasonably satisfactory to the Purchaser, in the case of any lost share certificates) and such other documents as may reasonably be required to give a good title to the Sale Shares and to enable the Purchaser (or its nominees) to become the registered holder of the Sale Shares; or (ii) if the Sale Shares are held in CCASS, a copy of the irrevocable settlement instruction to the Vendor’s designated CCASS participant to effect a transfer of the Sale Shares into a CCASS investor participant stock account designated by the Purchaser or the stock account of the Purchaser’s designated CCASS participant (details of which shall be provided by the Purchaser to the Vendor at least three Business Days prior to Closing), together with such other documents as may reasonably be required to enable the Purchaser (or its nominee) to become the beneficial owner of the Sale Shares held through CCASS, and in each case, cheque in respect of the Hong Kong seller’s ad valorem stamp duty and seller’s fixed duty on the instruments of transfer;

(c)	written resignation letters from each of (i) Mr. Tsui Che Yin, Frank, (ii) Mr. Ko Chun Fung, Henry, (iii) Mr. Tsang Yuen Wai, Samuel and (iv) Mr. Tam Chi Wai, in each case acknowledging that (except in the case of Mr. Ko Chun Fung, Henry in respect of claims under his service agreement with the Group referred to in clause 7.11 to have the Group comply with the Group’s obligations under such service agreement) he has no claim against any member of the Group for compensation for loss of office as a director, such resignations to take effect on the later of (i) the First Closing Date of the Offers or (ii) the date when the Offers become or are declared unconditional, or on such earlier date as may be stipulated by the Purchaser, agreed by the relevant director and permitted by the SFC under the Takeovers Code;

(d)	written resignation letters from each of (i) Mr. Leung Hoi Wai, and (ii) Ms. Chan Yuen Mei as company secretaries of each member of the Group in respect of which either of them serves as company secretary, in each case acknowledging that he/she has no claim against any member of the Group for compensation for loss of office as a company secretary, such resignations to take effect on the later of (i) the First Closing Date of the Offers or (ii) the date when the Offers become or are declared unconditional, or on such earlier date as may be stipulated by the Purchaser, agreed by the relevant company secretary and permitted by the SFC under the Takeovers Code;

(e)	a copy of the Services Termination Deed, duly executed by Melco Services Limited and the Company;

(f)	a copy of the Supplemental IP Licence Deed duly executed by the Guarantor and the Company;

(g)	a copy of the Office License Termination Deed duly executed by the Melco Services Limited and the Company;

(h)	a copy of the Management Accounts;

(i)	copies of bank statements, securities account statements or other documentation acceptable to the Purchaser (acting reasonably) showing the Cash and Cash Equivalents as at the date falling one Business Day before the Closing Date and an updated version of Schedule 4 produced by the Company stating the estimated amounts of Cash and Cash equivalent, BTI Receivables and the Liabilities as at the date of Closing;

(j)	a certified true extract of the resolutions of the directors of the Guarantor authorising the execution by the Guarantor of this Agreement and any document to be delivered by the Guarantor at or prior to Closing;

(k)	a copy of the notice from Mr. Ko Chun Fung Henry of termination of his service agreement with the Group referred to in clause 7.11 acknowledging that he has no claim against any member of the Group for compensation for loss of office, for accrued remuneration, for fees or otherwise whatsoever as at Closing (except for the right to receive remuneration and other benefits under such service agreement accrued up to Closing but have not been paid by the Group as at Closing and any claim under such service agreement to have the Group comply with the Group’s obligations under such service agreement after Closing); and

(l)	the irrevocable undertakings addressed to the Purchaser from the directors of the Company specified in (i) to (iv) (both inclusive) of paragraph 1(c) of Part A of this Schedule 1 above (1) to accept the Share Offer in respect of the Shares and/or the Option Offer in respect of options granted pursuant to the 2012 Share Option Scheme held by them; and (2) to agree to the forfeiture of such outstanding options granted pursuant to the 2012 Share Option Scheme should the Share Offer not become or is not declared unconditional at the close of the Offers.

2.	On or prior to Closing, the Vendor shall exercise such rights and powers as it has in relation to the Company and the directors of the Company to procure (so far as it is possible to do so by the exercise of those rights and powers) that a meeting of the board of directors of the Company is held at which it is resolved that:

(a)	such person(s) as nominated by the Purchaser are appointed as additional director(s) of the Company as of the Despatch Date (or such other date as may be stipulated by the Purchaser and permitted by the SFC under the Takeovers Code);

(b)	the resignations referred to in paragraph 1(c) above be accepted, noting that the resignations will take effect on the later of (i) the First Closing Date of the Offers or (ii) the date when the Offers become or are declared unconditional, or on such earlier date as may be stipulated by the Purchaser, agreed by the relevant director and permitted by the SFC under the Takeovers Code;

(c)	such person as nominated by the Purchaser is appointed as the new company secretary of the Company with effect from the later of (i) the First Closing Date of the Offers or (ii) the date when the Offers become or are declared unconditional, or on such earlier date as may be stipulated by the Purchaser, agreed by such person and permitted by the SFC under the Takeovers Code;

(d)	such person as nominated by the Purchaser is appointed as chief financial officer of the Company as of the date of Closing and that all material matters including but not limited to matters involving expenditure or value exceeding HK$100,000 must be approved by such chief financial officer from Closing;

(e)	(if applicable) the transfer of the Sale Shares and registration of the Purchaser as holder of the Sale Shares be approved and new share certificates be issued accordingly; and

(f)	the Group’s existing bank account mandates be revised and/or revoked in such manner, and new instructions be given to such banks in such form, as the Purchaser may reasonably require and as may be permitted by applicable laws and regulations, including the Takeovers Code.

3.	On Closing, the Vendor shall apply the Deposit, together with all interest (if any) accrued on it, towards payment of the Consideration in accordance with clause 2.4, which shall constitute payment of an amount of the Consideration equal to the amount of the Deposit and the interest (if any) accrued on the Deposit so applied, converted into Hong Kong dollars at the agreed rate of exchange specified in clause 2.4.

Part B – Actions to be taken by the Purchaser

1.	Against performance by the Vendor (or waiver by the Purchaser thereof) of the matters referred to in Part A of this Schedule 1, the Purchaser shall:

(a)	pay the balance of the Consideration (after taking into account the application of the Deposit and interest (if any) accrued on it in part payment of the Consideration, in accordance with the provisions of clause 2.4 and paragraph 3 of Part A of this Schedule 1) to the Vendor, such payment to be made by electronic transfer of funds to the following bank account designated by the Vendor:

Beneficiary Bank (F57):	UBS AG, Hong Kong (SWIFT Address: UBSWHKHH) Bank Code 103 Branch Code: 492

Beneficiary (F59):	A/C No: 225539 Name: Melco International Development Ltd

(b)	deliver to the Vendor a certified true copy of the resolutions of the directors of the Purchaser authorising the execution by the Purchaser of this Agreement and the performance by the Purchaser of its obligations under this Agreement.

 Schedule 2

Limitation of Liability

1.	Application of this schedule

The provisions of this Schedule 2 shall apply to any claim against the Vendor for breach of the Vendor Warranties.

2.	Time period

2.1	The Vendor shall not be liable for breach of any Vendor Warranty in respect of any claim for breach of the Vendor Warranties unless the Purchaser shall have:

(a)	given written notice of such claim by no later than the date specified below:

(i)	in respect of any Tax-related Vendor Warranties: three years from Closing Date; and

(ii)	in respect of any other Vendor Warranties: two years from the Closing Date; and

(b)	(unless otherwise agreed in writing by the Vendor and subject to paragraph 2.2 of this Schedule 2) commenced and served proceedings in respect of the relevant claim within six months of the date of notification of the claim.

2.2	Where a claim for breach of the Vendor Warranties is made in respect of a contingent liability or an actual liability where the ability to bring a claim is dependent upon the crystallization of a contingent liability, such legal action need not be brought until six months after such contingent liability becomes an actual liability and is due and payable.

3.	Notices

3.1	Notices of claims for breach of Vendor Warranties given by the Purchaser shall set out, in reasonable detail, the legal and factual basis of the claim and the evidence upon which the Purchaser relies.

3.2	The Vendor may make a written request for any additional information which is reasonably necessary for the Vendor to understand the general nature of the claim made (and the Purchaser shall promptly provide such information), but the lack of sufficient information in any notice of claim given shall not in any way invalidate the notice or affect the rights of the Purchaser to make a claim under this Agreement.

4.	Quantum

4.1	The Vendor shall have no liability in respect of any claim for breach of Vendor Warranty by the Purchaser unless:

(a)	the liability agreed or determined in respect of any individual claim (or series of claims arising from substantially identical facts or circumstances) exceeds an amount equal to 0.1% of the amount of the Consideration; and

(b)	the aggregate amount of all claims exceeding the individual claim threshold specified in sub-paragraph (a) above exceeds an amount equal to 1.0% of the amount of the Consideration, in which event the Vendor shall be liable for the full amount of all such claims, and not just the excess.

4.2	The maximum aggregate liability of the Vendor in relation to claims for all breaches of the Vendor Warranties under this Agreement shall not exceed an amount equal to the Consideration.

5.	Other exclusions

5.1	The Vendor shall not be liable for breach of any Vendor Warranty in respect of any indirect or consequential Losses.

5.2	The liability of the Vendor in respect of claims for breach of the Vendor Warranties (excluding any breach by the Vendor of the Vendor Warranty in clause 4.1(k), 4.1(l) and 4.1(m) which shall not be subject to limitation under this paragraph) shall be limited to loss and damage which the Purchaser may suffer or incur in respect of the Sale Shares and shall not extend to any loss or damage which the Purchaser may suffer or incur in respect of any other shares in the Company acquired by the Purchaser or its Affiliates (including any shares to be acquired pursuant to the Share Offer).

5.3	The Vendor shall not be liable in respect of any claim for breach of any Vendor Warranty to the extent that the facts and circumstances giving rise to such claim have been fairly disclosed in any announcement, circular or other document (including annual reports) published by the Company on the website of the Stock Exchange.

5.4	The Purchaser shall not be entitled to make a claim for breach of any Vendor Warranty if and to the extent that the facts, matters, events or circumstances giving rise to the claim are within the actual knowledge of the Purchaser, its agents or advisers at the date of this Agreement, whether arising as a result of its investigation of the Group or otherwise.

5.5	The Vendor shall have no liability in respect of any claim for breach of any Vendor Warranty if and to the extent any allowance, provision or reserve was made in the Accounts or the Management Accounts in respect of the matter or circumstances giving rise to the claim.

5.6	The Vendor shall not be liable in respect of any claim for breach of any Vendor Warranty to the extent that the matter or circumstance giving rise to such claim arises, occurs or is otherwise attributable to, or the Vendor’s liability pursuant to such claim is increased as a result of, any act, omission, transaction or arrangement carried out or effected in accordance with the terms of this Agreement or at the written request or with the prior written consent of the Purchaser.

6.	General

6.1	The limitations of liability contained in this Schedule 2 shall not apply to any liability for any claim for breach of the Vendor Warranties to the extent that such liability is attributable to fraud, wilful misconduct or wilful concealment on the part of the Vendor.

6.2	Any failure by the Purchaser to comply with the requirements of this Schedule 2 (other than the specified time limit for the notification of claims or commencement of legal action as set forth in paragraph 2 of this Schedule 2) shall not absolve or release the Vendor from liability.

6.3	Nothing in paragraph 3.2 of this Schedule 2 shall require the Purchaser to disclose or cause to be disclosed any material or information which is of a legally privileged nature.

6.4	Nothing in this paragraph 6 restricts or limits any general obligation at law of the Purchaser to mitigate any loss or damage which it may suffer or incur as a consequence of any breach of any Vendor Warranty.

Schedule 3

Vendor Warranties

Except where the context otherwise requires, the Vendor Warranties shall apply not only to the Company but also to members of the Group as if they had been expressly repeated with respect to each member of the Group and references in this Schedule to “Company” shall be construed accordingly.

1.	COMPLETENESS AND ACCURACY OF DISCLOSURE

All information contained in this Agreement and all other written information contained in the Due Diligence Bundle is true, complete and accurate in all material respects and there is no matter or fact that has not been disclosed which renders any such information untrue or misleading in all material respects.

2.	PREVIOUS PUBLICATIONS

With respect to written information published by the Company on the Stock Exchange website during the period commencing three years prior to the date of this Agreement and ending on the date of this Agreement, all statements of fact contained therein were true and accurate in all material respects as at the date of the relevant publication and not misleading in any material respect as at such date and all expressions of opinion or intention contained therein were made on reasonable grounds and were truly and honestly held by the directors of the Company as at the date of the relevant publication and were fairly based and there were no other material facts omitted so as to make any such statement or expression of opinion or intention in any of such publications misleading in all material respects as at the date of the relevant publication.

3.	CORPORATE

3.1	The copy of the constitution of each member of the Group provided to the Purchaser is true and complete and, in the case of each member of the Group incorporated in Hong Kong, has annexed it a copy of every resolution or agreement referred to in Subdivision 4 of Division 2 of Part 3 of the Companies Ordinance.

3.2	Save as disclosed in the Accounts, each member of the Group is not the holder or beneficial owner of, and has not agreed to acquire, any shares or securities of any other company or corporation not being a member of the Group.

3.3	Save as disclosed in the Accounts, each member of the Group is not and has not agreed to become a member of any partnership, joint venture, consortium or other incorporated or unincorporated association.

4.	SHARES

4.1	Save as disclosed in the annual report of the Company for the year ended the Last Accounts Date or in any subsequent monthly return, next day return or announcement of the Company which is publicly available on the Stock Exchange website up to the date of this Agreement, there is no option, right to acquire, mortgage, charge, pledge, lien or other form of security, encumbrance or third party rights on, over or affecting any part of the unissued share capital or loan capital of the Company or over any part of the issued or unissued share capital or loan capital of any member of the Group and there is no agreement or commitment to give or create any of the foregoing and no claim has been made by any person to be entitled to any of the foregoing which has not been waived in its entirety or satisfied in full.

4.2	Save as disclosed in the annual report of the Company for the year ended the Last Accounts Date or in any subsequent monthly return, next day return or announcement of the Company which is publicly available on the Stock Exchange website up to the date of this Agreement, there is no agreement or commitment outstanding which calls for the allotment of or issue or accords to any person the right to call for the allotment or issue of any shares in or securities or debentures of any member of the Group.

4.3	Save as disclosed in the annual report of the Company for the year ended the Last Accounts Date or in any subsequent monthly return, next day return or announcement of the Company which is publicly available on the Stock Exchange website up to the date of this Agreement, there are no outstanding, vested or unvested share options granted by the Company.

4.4	Since the Last Accounts Date and save as disclosed in any subsequent monthly return, next day return or announcement of the Company which is publicly available on the Stock Exchange website up to the date of this Agreement, each member of the Group has not purchased or redeemed or agreed to purchase or redeem any shares of any class of its share capital or otherwise reduced or agreed to reduce its issued share capital or any class of it.

5.	THE VENDOR AND THE GUARANTOR

Neither the Vendor nor the Guarantor is bankrupt, in receivership, liquidation or analogous process, has taken steps to enter into liquidation and no petition has been presented for their bankruptcy, winding-up and to the best of their knowledge, information and belief, there are no grounds on which a petition or application could be based for their bankruptcy, winding up or appointment of a receiver of their assets.

6.	COMPLIANCE AND LITIGATION

6.1	(1) The Group has complied in all material respects with, and is not in material breach of any laws, rules or regulations of Hong Kong, the PRC and any relevant jurisdiction applicable to the Group or to any of the assets of the Group (including but without limitation the GEM Listing Rules); (2) none of the officers or employees of the Group (during the course of their duties in relation to the relevant member of the Group) has contravened any such laws, rules or regulations in any material respect in circumstances where such breach or contravention, in each case, would have a material adverse effect on the Group or its business or operations; and (3) there is no order, decree or judgment of any court or any governmental agency of Hong Kong, the PRC or any jurisdiction outstanding against each member of the Group.

6.2	The statutory books and minute books of each member of the Group have been properly written up and compliance has been made in all material respects with all applicable legal requirements concerning the relevant member of the Group and all issues of shares, debentures or other securities thereof.

6.3	The Group is not engaged in any litigation or arbitration proceedings, there are no litigation or arbitration proceedings or any prosecution pending or threatened by or against any member of the Group, no injunction has been granted against any member of the Group, each member of the Group has given no undertaking to any court or to any third party arising out of any legal proceedings and there is no matter or fact in existence that might give rise to the same or form the basis of any criminal prosecution against each member of the Group.

6.4	No order has been made or petition presented or resolution passed for the appointment of a receiver or manager in relation to any member of the Group, or for its winding up, nor has any distress, execution or other process been levied against any member of the Group nor is any receiver or manager of the undertaking or assets (or any part) or provisional liquidator threatened or expected to be appointed.

6.5	There is no contract, agreement or arrangement to which any member of the Group is a party which has not been disclosed in the Due Diligence Bundle which, in accordance with its terms or by virtue of applicable law or regulation, will be varied, avoided, cancelled, repudiated, rescinded, prematurely determined, declared to be invalid or not renewed in any such case by virtue of a change of control of the Company or Closing, the variation, avoidance, cancellation, repudiation, rescission, premature determination, invalidity or non-renewal of which would have a material adverse effect on the business or operations of the Group.

7.	TAXATION

7.1	All Taxation assessed upon each member of the Group, or for which any member of the Group is liable to account, has been paid by the respective member of the Group on or before the due date for payment, and each member of the Group is not under any liability to pay any penalty or interest in connection with any Taxation, and each member of the Group has deducted all Taxation required to be deducted from any payments made by it and where appropriate it has duly accounted for any such Taxation deducted or collected.

7.2	All necessary information notices returns particulars claims for reliefs and allowances and computations have been properly and duly submitted by the Group to the Inland Revenue Department (IRD) and any other relevant taxation or excise authorities (whether of Hong Kong or elsewhere) and such information notices returns particulars claims and computations are true and accurate in all material respects and are not the subject of any question or dispute nor to the best knowledge of the Vendor, are likely to become the subject of any question or dispute with the IRD or any other such taxation or excise authority.

7.3	None of members of the Group is in dispute with any Taxation or revenue authority and no such dispute is pending or threatened.

7.4	As at Closing, all documents in the enforcement of which the Group may be interested have been duly stamped and, where appropriate or necessary, adjudicated and no document belonging to the Group now or at Closing that is subject to ad valorum stamp duty is or will be unstamped or insufficiently stamped; nor has any relief from such duty been improperly obtained, nor has any event occurred as a result of which any such duty from which the Group has obtained relief may be or become payable.

7.5	The Group has not entered into or been engaged in or been a party to any transaction which is artificial or fictitious or any transaction or series of transactions or scheme or arrangement of which the main or dominant purpose or one of the main or dominant purposes was the avoidance or deferral of or reduction in the liability to Taxation of the Group.

7.6	All business transactions amongst members of the Group have been conducted in all material respects in accordance with all applicable taxation laws and regulations.

8.	ACCOUNTS AND RECORDS

8.1	The Accounts:

(i)	were prepared in accordance with the historical cost convention and on a proper and consistent basis; the bases and policies of accounting adopted for the purpose of preparing the Accounts are the same as those adopted in preparing the audited accounts of the Company in respect of the three last preceding accounting periods;

(ii)	are complete and accurate in all material respects and give a true and fair view of the assets, liabilities, state of affairs and financial position of the Company at the Last Accounts Date and its profits for the financial period ended on that date;

(iii)	comply with the requirements of the Companies Ordinance and other relevant laws; and

(iv)	have been prepared in accordance with generally accepted accounting principles and practices in Hong Kong and comply with all current Statements of Standard Accounting Practices applicable to a Hong Kong company.

8.2	The Management Accounts have been prepared on a basis consistent with that employed in preparing the Accounts and fairly represent the assets and liabilities and the profits and losses of the Group as at and to the date for which they have been prepared.

8.3	Records and documents: All accounting, financial and other records of the Group (including the statutory books of the Group):

(i)	have been properly prepared, filed and maintained;

(ii)	constitute an accurate record of all matters required by law to appear in them;

(iii)	do not contain any material inaccuracies or discrepancies;

(iv)	are in the possession of the member of the Group to which they relate; and

(v)	comply with all applicable laws.

No notice has been received or allegation made that any of those records are incorrect or should be rectified.

9.	EVENTS SINCE THE LAST ACCOUNTS DATE

9.1	Since the Last Accounts Date:

(i)	except for the termination of the Services Agreement pursuant to the Services Termination Deed, the termination of the Office License pursuant to the Office License Termination Deed, the amendments to the IP Licence Deed pursuant to the Supplemental IP Licence and Permitted Payments made by the Group from the date of this Agreement up to Closing (each of which shall not constitute a breach of this representation and warranty), the Group has carried on its business in the ordinary course and as a going concern and without any interruption or alteration in the nature, scope or manner of the business;

(ii)	there has been no material adverse change of the Group as a whole;

(iii)	no dividend or other distribution has been declared, made or paid by the Company in respect of its Shares and no loans or loan capital have been repaid by any member of the Group in whole or in part to any person other than another member of the Group;

(iv)	except as disclosed in any monthly return, next day return or announcement of the Company which is available on the Stock Exchange website up to the date of this Agreement, there has been no issue of any shares in each member of the Group or the grant or agreement to grant any option over any shares or uncalled capital of each member of the Group or the issue of any obligations convertible into such shares other than as contemplated under this Agreement;

(v)	except for the termination of the Services Agreement pursuant to the Services Termination Deed, the termination of the Office License pursuant to the Office License Termination Deed, the amendments to the IP Licence Deed pursuant to the Supplemental IP Licence and Permitted Payments made by the Group from the date of this Agreement up to Closing (each of which shall not constitute a breach of this representation and warranty), there has been no sale or disposal of any part of the material undertaking or the material assets of the Company and other members of the Group otherwise than in the ordinary course of its business;

(vi)	the Group has not entered into, or agreed to enter into, any material commitments involving capital expenditure otherwise than in the ordinary course of its business;

(vii)	there has been no creation or issue or allowing to come into being of any mortgage or charge upon any part of the property or assets or uncalled capital of the Group or the creation or issue of any debenture or debenture stock or the obtaining of any advance or credit in any form from any person which is not a member of the Group other than normal trade credit in the ordinary course of business and other than as contemplated under this Agreement;

(viii)	except as required or contemplated by this Agreement, there has been no dismissal or any change in the terms of employment of any director or senior employee of the Group;

(ix)	there has been no voluntary liquidation of any member of the Group;

(x)	each member of the Group has not borrowed any money from any person which is not a member of the Group, created any material liabilities or assumed material capital commitment other than in the ordinary course of business;

(xi)	no event has occurred which would entitle any third party (with or without the giving of notice) to call for the repayment of indebtedness by any member of the Group prior to its normal maturity date;

(xii)	there are no unusual or long term commitments or contracts of an onerous nature in effect in connection with the Company’s business which are not included in the Due Diligence Bundle; and

(xiii)	no resolution of shareholders in general meeting of each member of the Group has been passed, except for those representing the ordinary business of an annual general meeting.

9.2	Since the Last Accounts Date, the Company has been paying its third party creditors in respect of all of its debts which have become due and payable in its ordinary course of business and in accordance with the normal trading practice generally accepted in the markets in which the Company carries on its business.

10.	INTELLECTUAL PROPERTY RIGHTS

10.1	In this section, Intellectual Property Rights shall mean patents, knowhow, trade secrets and other confidential information, registered or unregistered designs, copyrights, Internet domain names of any level, design rights, trade marks, service marks, business names, registrations of, applications to register and rights to apply for registration of any of the aforesaid items, rights in the nature of any of the aforesaid items in any country, rights in the nature of unfair competition rights, rights to sue for passing off, moral rights and other registrable or unregistrable intellectual property rights.

10.2	The Group’s use or exploitation of its Intellectual Property Rights has not infringed and does not infringe any Intellectual Property Rights of any person in circumstances where any such infringement would have a material adverse effect on the business or operations of the Group. There are not and have not been any disputes, claims or proceedings threatened or in existence in any court, tribunal or other competent authority in respect of any use or exploitation of Intellectual Property Rights by the Group.

Schedule 4

Cash and Cash Equivalents, BTI Receivable and Liabilities as at 31 March 2017

The Cash and Cash Equivalents, BTI Receivable and Liabilities as at 31 March 2017 are as follows:

HK$
Cash and Cash Equivalents	100,114,548
(a) Structured Notes
(b) Bank deposits with original maturity over three months	94,206,878
(c) Bank balances and cash	228,344,170
Total:	422,665,596

BTI Receivable	10,125,117

Liabilities
(a) Trade payables	9,662,181
(b) Accrued liabilities and other payables	8,134,551
(c) Taxation payable	3,360,153
(d) Amount due to a fellow subsidiary	845,126
(e) Amount due to a shareholder of a joint venture	2,334,000
(f) Amount due to related companies	1,424,553
Total:	25,760,564

[Signature Page to the Sale and Purchase Agreement relating to Shares in MelcoLot Limited]

In Witness whereof this Agreement has been entered into the day and year first above written.

SIGNED by	)
for and on behalf of	)
Melco LottVentures Holdings Limited	)

SIGNED by	)
for and on behalf of	)
500.com Limited	)

EXECUTED AS A DEED by	)
)
for and on behalf of	)
Melco International Development	)
Limited	)